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October 12, 2017

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7561

Re:                             Camping World Holdings, Inc.
Draft Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of Camping World Holdings, Inc., a Delaware corporation (the “Company”), we have confidentially submitted with the Securities and Exchange Commission (the “Commission”) the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) relating to a proposed secondary offering of the Company’s shares of Class A common stock.

We are including with this letter three copies of the Registration Statement, as confidentially submitted with the Commission on October 12, 2017.

The Company undertakes that it will publicly file the Registration Statement and any nonpublic draft(s) thereof with the Commission at least 48 hours prior to any requested effective time and date.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 906-1281.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP